SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 2, 2008 filed by the Company with the Comisión Nacional de Valores:

By letter dated July 2, 2008, the Company reported that it has acquired a 30 % of “Metropolitan 885 Third Avenue LLC”, a company incorporated in Delaware, USA, whose main asset is an office building located in the city of New York, at Third Avenue between 53 and 54 Streets, Manhattan District.-

The amount paid upon the closing of the transaction is of USD 22.6 million.

The 143 meter-high building –of highly distinctive features when compared to surrounding buildings- is a Trophy Building, winner of the BOMA award in 1987 and 1990. It comprises more than 59,000 leasable square meters distributed in thirty-four floors and two commercial underground levels, and due to its characteristics it is considered an architectonic icon in the heart of Manhattan.

The building was built in 1986 based on the design of the well-known American architects, Philip Johnson and John Burgee.

To view a picture of the building please click here:

http://www.investorrelations.com.ar/archivos/imagemail/pic.jpg

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated: July 3, 2008